UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13D/A



                               (AMENDMENT NO. 1)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               DISC GRAPHICS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    254590102
                                 (CUSIP Number)

                                  DONALD SINKIN
                              DG ACQUISITION CORP.
                            C/O MAIN STREET RESOURCES
                                 8 WRIGHT STREET
                           WESTPORT, CONNECTICUT 06880
                                 (203) 227-5320

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:

                               ALAN I. ANNEX, ESQ.
                             GREENBERG TRAURIG, LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 801-9200

                                SEPTEMBER 6, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
| |.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  254590102                SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         DG Acquisition Corp. (01-0755099)
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

         (a)  [ X ]
         (b)  [  ]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                            7   SOLE VOTING POWER
NUMBER OF
SHARES                             -0-
BENEFICIALLY                ----------------------------------------------------
OWNED BY                     8  SHARED VOTING POWER
EACH
REPORTING                       2,677,420
PERSON                      ----------------------------------------------------
WITH                         9  SOLE  DISPOSITIVE POWER

                                -0-
                             ---------------------------------------------------
                             10 SHARED DISPOSITIVE POWER

                                2,677,420
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,677,420
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES* [  ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        49%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO.  254590102                SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Donald Sinkin
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

         (a)  [ X ]
         (b)  [  ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF, PF, OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
NUMBER OF
SHARES                             1,593,022
BENEFICIALLY
OWNED BY                    ----------------------------------------------------
EACH                        8      SHARED VOTING POWER
REPORTING
PERSON                             158,044
WITH                        ----------------------------------------------------
                            9      SOLE  DISPOSITIVE POWER

                                   1,593,022
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   158,044
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,751,066
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [  ]


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.69%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO.  254590102                SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Stephen Frey
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

         (a)  [ X ]
         (b)  [  ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF, PF, OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
NUMBER OF
SHARES                             493,935
BENEFICIALLY                ----------------------------------------------------
OWNED BY                    8      SHARED VOTING POWER
EACH
REPORTING                          158,044
PERSON                      ----------------------------------------------------
WITH                        9      SOLE  DISPOSITIVE POWER

                                   493,935
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   158,044
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         651,979
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [  ]


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.51%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO.  254590102                SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Margaret Krumholz
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

         (a)  [ X ]
         (b)  [  ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF, OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
NUMBER OF
SHARES                             76,270
BENEFICIALLY                ----------------------------------------------------
OWNED BY                    8      SHARED VOTING POWER
EACH
REPORTING                          15,600
PERSON                      ----------------------------------------------------
WITH                        9      SOLE  DISPOSITIVE POWER

                                   76,270
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   15,600
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         91,870
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [  ]


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.64%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                       SEE INSTRUCTIONS BEFORE FILLING OUT

   CUSIP NO.  254590102             SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         John Rebecchi
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

         (a)  [ X ]
         (b)  [  ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF, PF, OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
NUMBER OF
SHARES                             459,142
BENEFICIALLY                ----------------------------------------------------
OWNED BY                    8      SHARED VOTING POWER
EACH
REPORTING                          158,044
PERSON                      ----------------------------------------------------
WITH                        9      SOLE  DISPOSITIVE POWER

                                   459,142
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   158,044
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         617,186
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [  ]


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.91%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO.  254590102                SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Daniel Levinson
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

         (a)  [ X ]
         (b)  [  ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF, PF, OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
NUMBER OF
SHARES                             264,856
BENEFICIALLY                ----------------------------------------------------
OWNED BY                    8      SHARED VOTING POWER
EACH
REPORTING                          -0-
PERSON                      ----------------------------------------------------
WITH                        9      SOLE  DISPOSITIVE POWER

                                   264,856
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         264,856
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [  ]


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.74%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

   CUSIP NO.  254590102             SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Timothy F. Healy
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

         (a)  [ X ]
         (b)  [  ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF, PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
NUMBER OF
SHARES                             72,559
BENEFICIALLY                ----------------------------------------------------
OWNED BY                    8      SHARED VOTING POWER
EACH
REPORTING                          -0-
PERSON                      ----------------------------------------------------
WITH                        9      SOLE  DISPOSITIVE POWER

                                   72,559
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         72,559
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [  ]


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.31%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO.  254590102                SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Scott Korman
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

         (a)  [ X ]
         (b)  [  ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF, PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
NUMBER OF
SHARES                             29,000
BENEFICIALLY                ----------------------------------------------------
OWNED BY                    8      SHARED VOTING POWER
EACH
REPORTING                          -0-
PERSON                      ----------------------------------------------------
WITH                        9      SOLE  DISPOSITIVE POWER

                                   29,000
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [  ]


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.53%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

        This Amendment No. 1 (this "Statement") supplementally amends and restates the initial statement on Schedule 13D, filed with the Securities Exchange Commission on November 26, 2002 (the "Initial Statement"), filed by DG Acquisition (as defined herein). This Statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Disc Graphics, Inc., a Delaware corporation (the "Company" or the "Issuer"). The Company's principal executive offices are located at 10 Gilpin Avenue, Hauppague, New York 11788.

ITEM 2. IDENTITY AND BACKGROUND.

        This Statement is being filed by the following Reporting Persons (as defined below):

        DG Acquisition Corp. ("DG Acquisition") was formed at the direction of
(i) Donald Sinkin, the Issuer's Chairman, Chief Executive Officer and President, Margaret Krumholz, the Issuer's Chief Financial Officer and Senior Vice President of Finance, John Rebecchi, the Issuer's Senior Vice President, West Coast and a director of the Issuer, and Stephen Frey, the Issuer's Secretary and Senior Vice President of Operations and a director of the Issuer (collectively, the "Management Group"), (ii) Scott Korman, Timothy F. Healy and Daniel Levinson, who is also a director of the Issuer (collectively, the "Contributing Stockholders"), and (iii) MSR Advisors, Inc. ("Main Street Resources"), a private equity group doing business under the name Main Street Resources, of which Daniel Levinson is President. For purposes of this Statement, the "Buy-Out Group" refers collectively to the Management Group, DG Acquisition, Main Street Resources and the Contributing Stockholders. For purposes of this Statement, DG Acquisition and each of the members of the Management Group and the Contributing Stockholders shall individually be referred to as a "Reporting Person" and collectively be referred to as the "Reporting Persons."

        DG Acquisition was formed solely for the purpose of engaging in a merger transaction with the Company whereby DG Acquisition will merge with and into the Company (the "Merger") and shall cease to exist as a separate corporate entity upon consummation of the proposed merger. The address of the principal executive offices of the Reporting Person is located at c/o Main Street Resources, 8 Wright Street, Westport, Connecticut 06880.

        Donald Sinkin has been Chairman of the Board, President and Chief Executive Officer and of the Company since 1986. He also serves as a director and the President and Chief Executive Officer of Disc Graphics Label Group, Inc., Four Seasons Litho, Inc. and Cosmetic Sampling Technologies, Inc., all of which are wholly-owned subsidiaries of the Company. Mr. Sinkin joined the predecessor to the Company as Pre-Press Supervisor in 1977 and became Plant Manager in 1982. Prior to joining the Company, he helped start-up and manage Rutgers Packaging, a division of Queens Group, Inc. d/b/a Queens Litho. Mr. Sinkin also serves as a director and the President of Horizon Equities, Inc., a New York corporation controlled by him ("Horizon Equities"), and is the managing member of Spring Hollow Holding, LLC, a New York limited liability company. The address of the principal address of Mr. Sinkin is located at c/o Disc Graphics, Inc., 10 Gilpin Avenue, Hauppague, New York 11788.

        Stephen Frey has been the Senior Vice President of Operations of the Company since 1998, the Secretary of the Company and its predecessor since 1988, and a director of the Company and its predecessor since 1986. Between 1986 and August 1998, Mr. Frey was the

Vice President of Operations of the Company and its predecessor. Mr. Frey also serves as a director, Vice President and Secretary of Disc Graphics Label Group, Inc., a director and the Vice President and Secretary of Four Seasons Litho, Inc., and a director and the Vice President of Operations of Cosmetic Sampling Technologies, Inc., all of which are wholly-owned subsidiaries of the Company. Mr. Frey joined the predecessor to the Company in its Pre-Press Department in 1978, became the Supervisor of that department in 1983, and established the Production and Planning Department in 1985. Mr. Frey served as Chief Operating Officer from 1991 to 1995. Prior to joining the Company, Mr. Frey held various management positions with Kordet Color Corporation and Terrace Litho. Mr. Frey also serves on the Board of Directors of the Association of Graphic Communication, a trade organization, as director and Secretary of Horizon Equities and the managing member of Stephen Ashley, LLC, a New York limited liability company. The address of the principal address of Mr. Frey is located at c/o Disc Graphics, Inc., 10 Gilpin Avenue, Hauppague, New York 11788.

        John Rebecchi has been the Senior Vice President of Marketing of the Company since 1998 and a director since October 1995. Between October 1995 and August 1998, Mr. Rebecchi was the Company's Vice President of Sales. Between October 1995 and January 1996, he also served as the Company's Chief Financial Officer. Between 1988 and October 1995, Mr. Rebecchi was Vice President of Marketing and Chief Financial Officer of the Company's predecessor. He also serves as Vice President and a director of Disc Graphics Label Group, Inc. and of Four Seasons Litho, Inc. and Vice President of Sales and a director of Cosmetic Sampling Technologies, Inc., all of which are wholly-owned subsidiaries of the Company. Mr. Rebecchi joined the Company's predecessor in its accounting department and in 1983 became the Controller. He took a brief leave of absence between 1985 and 1988, when he rejoined the Company's predecessor. He also serves as a director and the Vice President and Treasurer of Horizon Equities, as the managing member of Tin Box Holding, LLC, a New York limited liability company, and as a director and the President of 92-37 Metro Corp., a New York corporation formed for the purpose of acquiring real estate, which was closed December 31, 2001. The address of the principal address of Mr. Rebecchi is located at c/o Disc Graphics, Inc., 10 Gilpin Avenue, Hauppague, New York 11788.

        Margaret M. Krumholz is Senior Vice President of Finance and Chief Financial Officer of the Company. Ms. Krumholz joined the Company's predecessor in 1994 and served as Controller until 1996 when she was elected Chief Financial Officer. She was elected Senior Vice President of Finance in August 1998. Prior to joining the Company, Ms. Krumholz held various financial and accounting positions, including Corporate Finance Manager for General Foods Baking Company, and received her C.P.A. while employed with PricewaterhouseCoopers, LLP. The address of the principal address of Ms. Krumholz is located at c/o Disc Graphics, Inc., 10 Gilpin Avenue, Hauppague, New York 11788

        Daniel A. Levinson has been a director of Disc since 1991. He is also a director of two of the Company's subsidiaries, Disc Graphics Label Group, Inc. and Cosmetic Sampling Technologies, Inc. In 1998, Mr. Levinson founded Colt Capital Group, a niche provider of investment capital, resources and support to small and mid-size growing companies. Between 1988 and 1998, Mr. Levinson was a group executive of Holding Capital Management Corp., a stockholder of the Company engaging in activities similar to those of Colt Capital Group. Mr. Levinson's business address is c/o Main Street Resources, 8 Wright Street, Westport, Connecticut 06880.

        Scott Korman is Chairman and CEO of NY based Best Manufacturing Group LLC, a leading manufacturer and distributor of napery, service apparel, hospitality and healthcare textiles and image apparel. Best was established in 1914 and acquired by Mr. Korman, Colt Capital and other associates in 2001. Previously, Mr. Korman, was General Manager of Parmalat Welsh Farms Inc. a 108 year old a full service dairy, processing and distributing milk, ice cream mix and ice cream products company in New Jersey dairy. Mr. Korman had been an Owner and Director of Welsh Farms since 1986 and its President and CEO since 1995. In July 1998 Welsh Farms was sold to Parmalat USA Corporation. Its products are distributed throughout New Jersey, New York and Pennsylvania. The convenience stores are presently operated in an entity owned by Mr. Korman and others, WFFS LLC. In addition, in 1984 Mr. Korman founded Nashone, Inc. as an investment and financial advisory firm. Nashone, in conjunction with Holding Capital Group of New York, has been the lead principal in the acquisition of several companies, arranged financings, and performed financial consulting for numerous companies. Nashone, as a principal, has specialized in the merger and acquisition field of mid-sized companies. Mr. Korman is the President of Nashone. Mr. Korman's business address is 1633 Broadway, 18th Floor, New York, New York 10019.

        Timothy F. Healy has been the President of Timothy F. Healy Co., Inc., since 1980. Through this entity, Mr. Healy oversees his investments in several private companies. Mr. Healy also serves on the board of directors of several private companies, including Best Manufacturing Group LLC. Mr. Healy's mailing address is 2 Washington Square Village, Apartment 14-J, New York, NY 10012.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        This Statement relates to the contribution by the members of the Management Group and the Contributing Stockholders of 2,677,420 shares, in the aggregate, of Company Common Stock to DG Acquisition as further described below in Item 4. As consideration for such contribution of shares, the members of the Management Group and the Contributing Stockholders received an equal number of shares of common stock of DG Acquisition. In addition, DG Acquisition has the right, subject to approval of the Merger by a majority of the stockholders of the Company, to acquire all of the remaining shares of Company Common Stock as provided in an Agreement and Plan of Merger (the "Merger Agreement"), dated September 6, 2002, by and between the Company and DG Acquisition. A copy of the Merger Agreement has been filed as Exhibit 99.1 hereto.

        During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Except as it relates to the contribution of shares of Company Common Stock to DG Acquisition, each Filing Person specifically disclaims any beneficial ownership with respect to the shares of Common Stock of Issuer currently owned and held by any other Filing Person.

ITEM 4. PURPOSE OF TRANSACTION.

        On September 6, 2002, DG Acquisition entered into the Merger Agreement with the Company providing for the merger of DG Acquisition with and into the Company, with the Company as the surviving corporation in the Merger. As a result of the Merger, the Company will be a privately held corporation whose stockholders will be the stockholders of DG Acquisition immediately prior to the effective time of the Merger.

        At the effective time of the Merger, all issued and outstanding shares of Company Common Stock held by the unaffiliated stockholders of the Company (other than shares subject to properly exercised appraisal rights) will be converted into the right to receive $1.82 in cash, without interest.

        Each share of Company Common Stock owned by the Buy-Out Group and the Company will be cancelled at the effective time of the Merger. Each share of DG Acquisition common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into and exchanged for one share of Company Common Stock.

        Except for outstanding stock options and warrants granted to certain members of the Management Group with an exercise price less than or equal to $1.82, which options or warrants, as the case may be, will be converted at the effective time of the Merger into options or warrants to acquire common stock of the surviving corporation, outstanding and unexercised options and warrants to purchase shares of Company Common Stock, whether or not then vested, will as of the effective date of the Merger, be cancelled, and each option holder will be entitled to receive a cash payment in an amount equal to the product of the (i) number of shares of Company Common Stock subject to such option or warrant, and
(ii) the excess, if any, of $1.82 over the exercise price per share subject or related to such option, for each cancelled option. Options and warrants with an exercise price equal to or greater than $1.82 per share will be cancelled at the effective time of the Merger without any payment or other consideration.

        As a result of the Merger, the Company will be a privately held corporation, and there will be no public market for Company Common Stock. After the Merger, shares of Company Common Stock will cease to be traded on the NASDAQ SmallCap Market, and price quotations of shares of Company Common Stock in the public market will no longer be available. In addition, registration of Company Common Stock under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will be terminated. Accordingly, after the effective time of the Merger, the Company will no longer be required to file periodic reports with the Securities and Exchange Commission under the Exchange Act.

        At the effective time of the Merger, Donald Sinkin, Stephen Frey, Margaret Krumholz, John Rebecchi, Daniel Levinson, Timothy Healy and Scott Korman, who are each members of the Buy-Out Group and stockholders of DG Acquisition will become directors of the surviving corporation.

        The Buy-Out Group's source of funds to pay substantially all of the merger consideration is intended to be provided by Main Street Resources and certain of its co-investors, one of whom is Donald Sinkin, the Chairman, Chief Executive Officer and President of the Company, who have committed, subject to the terms and conditions set forth in the Merger Agreement, to provide up to $5,243,053. The remaining funds necessary to complete the Merger ($709,756) are intended to be paid by the Company from available cash.

        Main Street Resources, through its investment subsidiary, MSR I SBIC, L.P. ("MSR I"), and MSR I's co-investors will receive, as consideration for its commitment to fund a portion of the merger consideration, shares of DG Acquisition common stock. Such shares will be distributed pro rata at $1.82 per share of DG Acquisition common stock. As discussed above, such shares of DG Acquisition common stock then will be converted, upon consummation of the Merger, into shares of Company Common Stock as the surviving entity in the Merger.

        Immediately after the Merger is consummated, the Management Group and the Contributing Stockholders collectively will hold 51.5% of the outstanding shares of Disc common stock as the surviving entity and MSR I and the other co-investors, excluding Donald Sinkin (who is part of the Management Group), will hold the remaining 48.5%. The ownership of the common stock of the surviving corporation immediately following consummation of the Merger will be as follows:

BUY-OUT GROUP MEMBER    NUMBER OF SHARES OF COMPANY     APPROXIMATE PERCENTAGE
                                COMMON STOCK                  OWNERSHIP
       MSR I                     2,197,802                      39.83%
   Donald Sinkin                 1,520,531                      27.55%
 Margaret Krumholz                 16,870                        0.31%
  Daniel Levinson                 200,584                        3.63%
    Stephen Frey                  477,387                        8.65%
   John Rebecchi                  430,322                        7.80%
    Scott Korman                   29,000                        0.53%
     Tim Healy                     72,559                        1.31%
  Other Investors                 573,187                       10.39%
       Total                     5,518,242                        100%


        The commitment of MSR I, Paxar Corporation and their co-investors is subject to the terms and conditions set forth in the Merger Agreement and is subject to the consummation of the transactions contemplated thereunder.

        There can be no assurance whether the Merger will be consummated or, if consummated, as to the timing thereof. The foregoing description only purports to be a summary of certain provisions of the Merger Agreement referenced herein and is qualified in its entirety by reference to the full text of the Merger Agreement.

        Except as otherwise noted, to the knowledge of each Filing Person, no Filing Person nor any affiliate of any Filing Person has acquired or disposed of any shares of Common Stock of the Issuer during the past 60 days.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        To the knowledge of the Reporting Person, except as discussed in Item 4 above, neither the Reporting Person nor any affiliate of the Reporting Person beneficially owns or has acquired or disposed of any shares of Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Except as otherwise noted, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        99.1 Agreement and Plan of Merger, dated as of September 6, 2002, by and between Disc
                      Graphics, Inc. and DG Acquisition Corp.
        99.2          Joint Filing Statement (included on Signature page).

                                    SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

        As required by Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, each Filing Person upon whose behalf this Statement is filed agrees that this Statement is filed on behalf of each of them. Each Filing Person understands that they are responsible for the timely filing of this Statement and any amendments thereto and for the completeness and accuracy of the information concerning such Filing Person contained herein; each Filing Person understands that they are not responsible for the completeness or accuracy of the information concerning the other Filing Persons making this filing unless such Filing Person knows or has reason to believe that such information is inaccurate. This Statement may be executed in more than one counterpart.

December 9, 2002

                                                   DG ACQUISITION CORP.


                                                   By:/s/ Donald Sinkin
                                                      --------------------------
                                                   Name:  Donald Sinkin
                                                   Title:  President

                                                   /s/ Donald Sinkin
                                                   -----------------------------
                                                          (Donald Sinkin)

                                                   /s/ Stephen Frey
                                                   -----------------------------
                                                          (Stephen Frey)

                                                   /s/ Margaret Krumholz
                                                   -----------------------------
                                                          (Margaret Krumholz)

                                                   /s/ John Rebecchi
                                                   -----------------------------
                                                          (John Rebecchi)

                                                   /s/ Daniel Levinson
                                                   -----------------------------
                                                          (Daniel Levinson)

                                                   /s/Timothy F. Healy
                                                   -----------------------------
                                                          (Timothy F. Healy)

                                                   /s/Scott Korman
                                                   -----------------------------
                                                          (Scott Korman)